Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-155994

FINAL TERM SHEET

Dated: July 31, 2009

Issuer:	Safeway Inc.

Offering Format:	SEC registered

Size:	$500,000,000

Maturity:	August 15, 2019

Coupon (Interest Rate):	5.000%

Underwriting Discount:	0.650%

Yield to Maturity:	5.106%

Spread to Benchmark Treasury:	+ 158 basis points

Benchmark Treasury:	3.125% due 5/2019

Benchmark Treasury Yield:	3.526%

Interest Payment Dates:	February 15th and August 15th, commencing February 15th, 2010

Price to Public:	99.175%

Redemption Provisions:	In addition to the change of control triggering event as described in the Preliminary Prospectus Supplement dated July 31, 2009, redeemable as described below.

Make-whole call:	At any time at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury Rate plus 30 basis points

Trade Date:	July 31, 2009

Settlement Date:	August 7, 2009 (T+5). Purchasers who wish to trade notes on the date of this term sheet or the next business day will be required, by virtue of the T+5 settlement and the fact that trades in the secondary market generally are required to settle in three business days, to specify an alternate settlement cycle to prevent a failed settlement.

CUSIP:	786514BR9

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated RBS Securities Inc. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling Barclays Capital Inc. at 1-888-603-5847 or Deutsche Bank Securities Inc. at 1-800-503-4611.